UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 2)*

                             MERCURY AIR GROUP, INC.
                  ---------------------------------------------
                                (Name of issuer)

                     Common Stock, par value $0.01 per share
                  ---------------------------------------------
                         (Title of class of securities)

                                    589354109
                  ---------------------------------------------
                                 (CUSIP number)

                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
--------------------------------------------------------------------------------
 Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                December 12, 2002
                  ---------------------------------------------
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 24 Pages)
---------------

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                 ------------------------------
CUSIP No. 589354109                                 Page 2 of 24 Pages
---------------------------------                 ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             ACQUISITOR HOLDINGS (BERMUDA) LTD.
             No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
             WC

--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             BERMUDA

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
   NUMBER OF                 157,400
     SHARES
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                  0
 PERSON WITH
                  --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                             157,400

                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             0

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             157,400

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [X]
             CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             2.4%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP No. 589354109                                 Page 3 of 24 Pages
---------------------------------                 ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             J O Hambro Capital Management Group Limited
             No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
             AF

--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             ENGLAND

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
   NUMBER OF                 0
     SHARES
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                  479,800
 PERSON WITH
                  --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                             0

                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             479,800

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             479,800

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [X]
             CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.5%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             HC

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP No. 589354109                                 Page 4 of 24 Pages
---------------------------------                 ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             J O Hambro Capital Management Limited
             No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
             AF

--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             ENGLAND

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
   NUMBER OF                 0
     SHARES
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                  479,800
 PERSON WITH
                  --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                             0

                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             479,800

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             479,800

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [X]
             CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             7.5%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             IA

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP No. 589354109                                 Page 5 of 24 Pages
---------------------------------                 ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             Christopher Harwood Bernard Mills
             No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
             AF

--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             ENGLAND

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
   NUMBER OF                 0
     SHARES
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                  637,200
 PERSON WITH
                  --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                             0

                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             637,200

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             637,200

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [ ]
             CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.9%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP No. 589354109                                 Page 6 of 24 Pages
---------------------------------                 ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             American Opportunity Trust plc
             No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
             WC

--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             ENGLAND

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
   NUMBER OF                 0
     SHARES
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                  415,000
 PERSON WITH
                  --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                             0

                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             415,000

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             415,000

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [X]
             CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.4%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             IV

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

---------------------------------                 ------------------------------
CUSIP No. 589354109                                 Page 7 of 24 Pages
---------------------------------                 ------------------------------

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
       1     NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
             The Trident North Atlantic Fund
             No I.R.S. Identification Number
--------------------------------------------------------------------------------
       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                  (b) [X]

--------------------------------------------------------------------------------
       3     SEC USE ONLY

--------------------------------------------------------------------------------
       4     SOURCE OF FUNDS
             WC

--------------------------------------------------------------------------------
       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]

--------------------------------------------------------------------------------
       6     CITIZENSHIP OR PLACE OR ORGANIZATION
             CAYMAN ISLANDS

--------------------------------------------------------------------------------
                    7        SOLE VOTING POWER
   NUMBER OF                 0
     SHARES
 BENEFICIALLY     --------------------------------------------------------------
OWNED BY EACH       8        SHARED VOTING POWER
  REPORTING                  38,880
 PERSON WITH
                  --------------------------------------------------------------
                    9        SOLE DISPOSITIVE POWER
                             0

                  --------------------------------------------------------------
                   10        SHARED DISPOSITIVE POWER
                             38,880

--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             38,880

--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      [X]
             CERTAIN SHARES

--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             0.6%

--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
             IV, CO

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               AMENDMENT NO. 2 TO
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 2 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Amendment No. 1 to Statement on Schedule 13D filed by the Filing Parties with the Securities and Exchange Commission (the "SEC") on December 6, 2002.

ITEM 1.  SECURITY AND ISSUER.

     The class of equity securities to which this Amendment relates is the common stock, par value $0.01 per share (the "Common Stock") of Mercury Air Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 5456 McConnell Avenue, Los Angeles, CA 90066.

ITEM 2.  IDENTITY AND BACKGROUND.

     2  (a-c,f).

     I.     FILING PARTIES:
            --------------

     This Amendment is filed on behalf of the following six persons, who are collectively referred to as the "Filing Parties":

1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda ("Acquisitor"), with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value.
     Acquisitor  is  managed  by  its  Board  of  Directors.

2. J O Hambro Capital Management Group Limited ("J O Hambro Group") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Group functions as the ultimate holding company for J O Hambro Capital Management Limited.

3. J O Hambro Capital Management Limited ("J O Hambro Capital Management") is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. J O Hambro Capital Management is principally engaged in the business of investment management and advising. It serves as co-investment adviser to North Atlantic Smaller Companies Investment Trust plc ("NASCIT") and American Opportunity Trust plc ("American Opportunity Trust") and as investment adviser to Oryx International Growth Fund Limited ("Oryx"), The Trident North Atlantic Fund ("Trident North Atlantic") and The Trident European Fund ("Trident European"), as well as to private clients.

4. Christopher Harwood Bernard Mills is a British citizen whose business address is Ryder Court, 14 Ryder Street, London SW1Y 6QB England. His principal employment includes service as executive director of NASCIT and American Opportunity Trust, as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic, Oryx, Acquisitor plc and Acquisitor, and as co-investment adviser to NASCIT and American Opportunity Trust.

5. American Opportunity Trust is a corporation organized under the laws of England with its principal office and business at Ryder Court, 14 Ryder Street, London SW1Y 6QB England. American Opportunity Trust is a publicly-held investment trust company. Christopher Harwood Bernard Mills and J O Hambro Capital Management serve as co-investment advisers to American Opportunity Trust.

6. Trident North Atlantic is an open-ended investment company incorporated in the Cayman Islands with its principal office and business at P.O. Box 309, Ugland House, George Town, Grand Cayman, Cayman Islands. Trident North Atlantic is a publicly-held regulated mutual fund. Christopher Harwood Bernard Mills serves as a director of Trident North Atlantic and J O Hambro Capital Management serves as an investment adviser to Trident North Atlantic.

II.  CONTROL RELATIONSHIPS:
     ---------------------

     J O Hambro Capital Management is a wholly-owned subsidiary of J O Hambro Group.

     Christopher Harwood Bernard Mills serves as a director of J O Hambro Group, J O Hambro Capital Management, Trident North Atlantic and Acquisitor, and as executive director of American Opportunity Trust.


III. EXECUTIVE  OFFICERS  AND  DIRECTORS:
     -----------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties is included in Schedule A hereto and is incorporated by reference herein.

     (d)  Criminal  Proceedings
          ---------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  Civil  Securities  Law  Proceedings
          -----------------------------------

     During the last five years, neither the Filing Parties (or a controlling entity thereof) nor any executive officer or director of any of the Filing Parties (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the 157,400 shares of Common Stock beneficially held by Acquisitor is $485,468. All of the shares of Common Stock beneficially owned by Acquisitor were paid for using its working capital funds.

     The aggregate purchase price of the 415,000 shares of Common Stock beneficially held by American Opportunity Trust is $1,335,767 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by American Opportunity Trust were paid for using its working capital funds.

     The aggregate purchase price of the 38,880 shares of Common Stock beneficially held by Trident North Atlantic Fund is $126,027 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by Trident North Atlantic Fund were paid for using its working capital funds.

     The aggregate purchase price of the 25,920 shares of Common Stock beneficially held by private clients of J.O. Hambro Capital Management is $84,018 (exclusive of brokerage fees and commissions). All of the shares of Common Stock beneficially held by such private clients were paid for using their working capital funds.

ITEM 4.   PURPOSE OF TRANSACTION.

The Filing Parties presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of
Schedule  13D  except  as  previously  reported.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number and percentage of the outstanding Common Stock of the Company beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:

                                                  Number of         Number of
                                                 Shares: Sole     Shares: Shared
                             Aggregate Number  Power to Vote or  Power to Vote or
                                of Shares          Dispose           Dispose       Approximate
Filing Party                                                                       Percentage*
-----------------------------------------------------------------------------------------------
Acquisitor                            157,400           157,400                 0         2.44%
J O Hambro Group                      479,800                 0           479,800         7.45%
J O Hambro Capital                    479,800                 0           479,800         7.45%
Management
Christopher H. B. Mills               637,200                 0           637,200         9.89%
American Opportunity Trust            415,000                 0           415,000         6.44%
Trident North Atlantic Fund            38,880                 0            38,880         0.60%
-----------------------------------------------------------------------------------------------

     *  Based on 6,439,999 shares of Common Stock, par value $0.01 per share, outstanding as of
November 12, 2002, which is based on information reported in the Company's 10-Q, for the period ended  September  30,  2002.

     (c) In the time since the Amendment No. 1 to Statement on Schedule 13D was filed by certain of the Filing Parties on December 6, 2002, the Filing Parties effected no transactions in the Common Stock other than those set forth in the following table:

                                                      Number of
   Date          Filing Party            Buy or Sell   Shares    Price
-----------------------------------------------------------------------
12/10/2002  J O Hambro private clients   Buy              1,110  $ 3.10
12/10/2002  J O Hambro private clients   Buy                370  $ 3.10
12/10/2002  Trident North Atlantic Fund  Buy              2,220  $ 3.10
12/12/2002  J O Hambro private clients   Buy             18,330  $ 3.25
12/12/2002  J O Hambro private clients   Buy              6,110  $ 3.25
12/12/2002  Trident North Atlantic Fund  Buy             36,660  $ 3.25


     All of the above transactions were effected on the open market.

     (d) No person other than the Filing Parties is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     As co-investment advisers to American Opportunity Trust, Christopher Harwood Bernard Mills and J O Hambro Capital Management share the right to transfer and vote the shares of the Common Stock of the Company pursuant to an agreement dated as of January 7, 1993 between American Opportunity Trust and J O Hambro Capital Management.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item  7  is  hereby  amended  to  add  the  following:

The  following  document  is  filed  herewith:

     (c) Amended and Restated Joint Filing Agreement dated as of December 17, 2002 By and Among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital Management Group Limited, J O Hambro Capital Management Limited, American Opportunity Trust Plc, Christopher H. B. Mills, and The Trident North Atlantic Fund.

                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  December 17, 2002



ACQUISITOR HOLDINGS (BERMUDA) LTD.          J O HAMBRO CAPITAL MANAGEMENT GROUP
                                            LIMITED


By:  /s/  Duncan Soukup                     By:  /s/  R. G. Barrett
---------------------------                 ---------------------------
Name:  Duncan Soukup                        Name:  R. G. Barrett
Title: Deputy Chairman                      Title: Director

J O HAMBRO CAPITAL MANAGEMENT LIMITED       AMERICAN OPPORTUNITY TRUST PLC

                                            By:  J O Hambro Capital Management
                                            Limited,
By:  /s/  R. G. Barrett                     Its investment advisor
---------------------------
Name:  R. G. Barrett
Title: Director                             By:  /s/  R.  G.  Barrett
                                            ---------------------------
                                            Name:  R. G. Barrett
                                            Title: Director

/s/  Christopher Mills                      THE TRIDENT NORTH ATLANTIC FUND
-----------------------------
CHRISTOPHER MILLS
                                             By:  /s/  Christopher Mills
                                             ---------------------------
                                             Name:  Christopher Mills
                                             Title: Director

                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof.

Name:                  Duncan Soukup
                       (Deputy Chairman)
Citizenship:           British
Business Address:      118 E. 25th Street, 8th Floor
                       New York, New York 10010
                       USA
Principal Occupation:  Deputy Chairman, Acquisitor
                       Managing Director, Acquisitor plc
                       President and Chief Executive Officer, Lionheart Group, Inc.
                       Managing Director, York Energy Ltd.

Name:                  Luke Oliver Johnson
                       (Director)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Director, Acquisitor
                       Director, Acquisitor plc
                       Chairman, Signature Restaurants plc

Name:                  John Stanislas Albert Radziwill
                       (Chairman)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Chairman, Acquisitor
                       Chairman, Acquisitor plc
                       Chairman and Chief Executive Officer, York Energy Ltd.
                       Director, Goldcrown Group Limited


Name:                  James Ozanne
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       Principal, Greenrange Partners
                       Director and Chairman of the Underwriting Committee,
                       Financial Security Assurance


                                  Page 13 of 24

Name:                  Christopher Harwood Bernard Mills
                       (Non-Executive Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Peter Melhado
                       (Non-Executive Director)
Citizenship:           USA
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director, Acquisitor
                       General Partner, Polaris Partners, L.P.


Name:                  Timothy James Carey Lovell
                       (Non-Executive Director and Assistant Secretary)
Citizenship:           British
Business Address:      Clarendon House
                       2 Church Street
                       Hamilton HM 11
                       Bermuda
Principal Occupation:  Non-Executive Director and Assistant Secretary, Acquisitor

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                  James Daryl Hambro
                       (Chairman)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Chairman, J O Hambro Capital Management

Name:                  Christopher Harwood Bernard Mills
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Nichola Pease
                       (Director and Chief Executive)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director and Chief Executive, J O Hambro Capital
                       Management

Name:                  Basil Postan
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


                                  Page 15 of 24

Name:                  Malcolm Robert King
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Graham Warner
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Robert George Barrett
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management


Name:                  Nicholas James Measham
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Willem Vinke
                       (Director)
Citizenship:           Dutch
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of J O Hambro Capital Management Limited ("J O Hambro Capital Management") as of the date hereof.

Name:                  James Daryl Hambro
                       (Managing Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Managing Director, J O Hambro Capital Management

Name:                  Christopher Harwood Bernard Mills
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, NASCIT
                       Executive Director, American Opportunity Trust
                       Director, J O Hambro Capital Management

Name:                  Malcolm Robert King
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Nichola Pease
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director and Chief Executive, J O Hambro Capital
                       Management


                                  Page 17 of 24

Name:                  Basil Postan
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Robert George Barrett
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Nicholas James Measham
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Willem Vinke
                       (Director)
Citizenship:           Dutch
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

The following table sets forth certain information concerning each of the directors and executive officers of American Opportunity Trust plc ("American Opportunity Trust") as of the date hereof.

Name:                  R. Alexander Hammond-Chambers
                       (Chairman)
Citizenship:           British
Business Address:      29 Rutland Square
                       Edinburgh EH1 2BW
                       Scotland
Principal Occupation:  Non-Executive Director, American Opportunity Trust

Name:                  Christopher Harwood Bernard Mills
                       (Executive Director)
Citizenship:           British
Business Address:      Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Non-Executive Director, Acquisitor
                       Non-Executive Director, Acquisitor plc
                       Executive Director, American Opportunity Trust
                       Executive Director, NASCIT
                       Director, J O Hambro Capital Management

Name:                  John Gildea
                       (Director)
Citizenship:           USA
Business Address:      Gildea Management Company
                       537 Steamboat Road
                       Greenwich, Connecticut 06830
Principal Occupation:  Managing Director, Gildea Management Company


Name:                  The Hon. James J. Nelson
                       (Director)
Citizenship:           British
Business Address:      Foreign & Colonial Ventures
                       4th Floor
                       Berkeley Square House
                       Berkeley Square
                       London W1X 5PA
                       England
Principal Occupation:  Director, Foreign & Colonial Ventures


------------------------------
     (1)  Gildea  Management  Company  is  principally engaged in the investment management  business.

     (2) Foreign & Colonial Ventures is principally engaged in the investment management business.


                                  Page 19 of 24

Name:                  Iain Tulloch
                       (Director)
Citizenship:           British
Business Address:      Murray Johnstone Ltd.
                       7 West Nile Street
                       Glasgow G2 2PX
                       Scotland
Principal Occupation:  Director, Murray Johnstone Ltd.

Name:                  Philip Ehrman
                       (Director)
Citizenship:           British
Business Address:      Gartmore Investment Management Ltd.
                       Gartmore House
                       16-18 Monument Street
                       London EC3R 8AJ
                       England
Principal Occupation:  Investment Manager, Gartmore Investment Management
                       Ltd.


------------------------------
     (3) Murray Johnstone Ltd. is principally engaged in the investment management business.

     (4) Gartmore Investment Management Limited is principally engaged in the investment management business.

The following table sets forth certain information concerning each of the directors and executive officers of The Trident North Atlantic Fund ("Trident North Atlantic") as of the date hereof.

Name:                  Basil Postan
                       (Director)
Citizenship:           British
Business Address:      J O Hambro Capital Management Limited
                       Ryder Court
                       14 Ryder Street
                       London SW1Y 6QB
                       England
Principal Occupation:  Director, J O Hambro Capital Management

Name:                  Raymond O'Neill
                       (Director)
Citizenship:           Irish
Business Address:      RSM Robson Rhodes
                       Fitzwilton House
                       Wilton Place
                       Dublin 2
                       Ireland
Principal Occupation:  Partner, RSM Robson Rhodes

Name:                  David Sargison
                       (Director)
Citizenship:           British
Business Address:      Caledonian Bank and Trust
                       George Town
                       Grand Cayman
                       Cayman Islands
Principal Occupation:  Trust Officer

Name:                  John Gildea
                       (Director)
Citizenship:           USA
Business Address:      Gildea Management Company
                       537 Steamboat Road
                       Greenwich, Connecticut 06830
Principal Occupation:  Managing Director, Gildea Management Company


------------------------------
     (5) Gildea Management Company is principally engaged in the investment management business.

                                  Exhibit Index

 The following documents are filed herewith or incorporated herein by reference:

                             Exhibit                                                  Page
--------------------------------------------------------------------  ------------------------------------
      (a) Administration,  Management and Custody Management          Incorporated by reference to Exhibit
Agreement dated as of January 7, 1993 between J O Hambro              (a) of the Schedule 13D Amendment
Capital Management  and American Opportunity Trust.                   No. 1 filed on February 20, 2001 by
                                                                      Acquisitor plc and the other parties
                                                                        thereto with respect to Colorado
                                                                                  MEDtech Inc.

      (b)  Joint  Filing  Agreement  dated  as of  December 2, 2002            Previously filed.
among Acquisitor Holdings (Bermuda) Ltd., J O Hambro Capital
Management Group Limited, J O Hambro Capital Management
Limited, American Opportunity Trust, Christopher H. B. Mills.

      (c)  Amended and Restated Joint Filing Agreement dated as of                    23
December 17, 2002 By and Among Acquisitor Holdings (Bermuda)
Ltd., J O Hambro Capital Management Group Limited, J O Hambro
Capital Management Limited, American Opportunity Trust Plc,
Christopher H. B. Mills, and The Trident North Atlantic Fund.

                              AMENDED AND RESTATED
                             JOINT FILING AGREEMENT

                                  By and Among

                       ACQUISITOR HOLDINGS (BERMUDA) LTD.

                  J O HAMBRO CAPITAL MANAGEMENT GROUP LIMITED

                      J O HAMBRO CAPITAL MANAGEMENT LIMITED

                         AMERICAN OPPORTUNITY TRUST PLC

                            CHRISTOPHER H. B. MILLS

                                      and

                        THE TRIDENT NORTH ATLANTIC FUND




                            As of December 17, 2002

                              AMENDED AND RESTATED
                             JOINT FILING AGREEMENT

     The  undersigned  hereby  agree  that  Amendment  No. 2 to the Statement on
Schedule 13D dated December 17, 2002 with respect to the shares of common stock, $0.01 par value, of Mercury Air Group, Inc. and any further amendments thereto executed by each or any of us shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

     This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date:  December 17, 2002

ACQUISITOR HOLDINGS (BERMUDA) LTD.        J O HAMBRO CAPITAL MANAGEMENT GROUP
                                          LIMITED


By:  /s/ Duncan Soukup                    By:  /s/ R. G. Barrett
---------------------------               ---------------------------
Name:  Duncan Soukup                      Name:  R. G. Barrett
Title: Deputy Chairman                    Title: Director

J O HAMBRO CAPITAL MANAGEMENT             AMERICAN OPPORTUNITY TRUST PLC
LIMITED

                                          By: J O Hambro Capital Management
                                          Limited,
By:  /s/ R. G. Barrett                    Its investment advisor
---------------------------
Name:  R. G. Barrett
Title: Director                           By: /s/ R. G. Barrett
                                          ---------------------------
                                          Name:  R. G. Barrett
                                          Title: Director

/s/  Christopher Mills                    THE TRIDENT NORTH ATLANTIC FUND
-----------------------------
CHRISTOPHER MILLS
                                          By: /s/ Christopher Mills
                                          ---------------------------
                                          Name:  Christopher Mills
                                          Title: Director